UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

BODISEN BIOTECH, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-32616	98-0381367
(State or Other Jurisdiction of	(Commission File Number)	(IRS Employer
Incorporation or Organization)		Identification No.)

Room 2001, FanMei Building
No. 1 Naguan Zhengjie
Xi’an, Shaanxi, People’s Republic of China 710068
(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:  None.

Title of each class to be registered: None.

Name of each exchange on which each class is to be registered:  None.

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates: None.

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, par value $0.0001 per share.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

Common Stock

Bodisen Biotech, Inc. (the “Company”) is authorized to issue up to 30,000,000 shares of common stock, par value $0.0001 per share.  As of August 8, 2012, there are 21,510,250 shares of common stock issued and outstanding.

Holders of the Company’s common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of the Company’s common stock representing a majority of the voting power of the Company’s capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders. A vote by the holders of a majority of the Company’s outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, Exchange or an amendment to the Company’s certificate of incorporation.

Holders of the Company’s common stock are entitled to share in all dividends that the Board of Directors, in its discretion, declares from legally available funds. In the event of liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. The Company’s common stock has no pre-emptive, subscription or conversion rights and there are no redemption provisions applicable to the Company’s common stock.

The summary of the common stock above is qualified in its entirety by reference to the Company’s Certificate of Incorporation and Bylaws referenced as Exhibits 3.1 and 3.2 herein.

Anti-Takeover Effects of Certain Provisions of the Company’s Certificate of Incorporation, Bylaws and the DGCL

Certain provisions of the Company’s Certificate of Incorporation and Bylaws, which are summarized in the following paragraphs, may have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. Such provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. In particular, the Certificate of Incorporation and Bylaws and Delaware law, as applicable, among other things:

•	provide the Board of Directors with the ability to alter the bylaws without stockholder approval; and
•	provide that vacancies on the Board of Directors may be filled by a majority of directors in office, although less than a quorum.

These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with its board. These provisions may delay or prevent someone from acquiring or merging with us, which may cause the market price of our common stock to decline.

Blank Check Preferred. The Board is authorized to create and issue from time to time, without stockholder approval, up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to establish the number of shares of any series of preferred stock and to fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions of the shares of each series.

The authority to designate preferred stock may be used to issue series of preferred stock, or rights to acquire preferred stock, that could dilute the interest of, or impair the voting power of, holders of the common stock or could also be used as a method of determining, delaying or preventing a change of control.

Interested Stockholder Transactions.  We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits “business combinations” between a publicly-held Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock for a three-year period following the date that such stockholder became an interested stockholder.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Company’s common stock is Island Stock Transfer in Clearwater, Florida.

Item 2.	Exhibits.

Exhibit No.	Description

3.1	Certificate of Incorporation of Bodisen Biotech, Inc. (incorporated by reference to the Company’s Form SB-2 filed on September 3, 2002).

3.2	By-Laws (incorporated by reference to the Company’s Form SB-2 filed on September 3, 2002).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
BODISEN BIOTECH, INC.

Date: August 8, 2012	By:	/s/ Lin Wang
	Name:	Lin Wang
	Title:	Chief Executive Officer, President and Director (Principal Executive Officer)

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